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July 2, 2012

VIA EDGAR
Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Star Bulk Carriers Corp. Amendment No. 1 to Registration Statement on Form F-3 Filed May 31, 2012 File No. 333-180674

Dear Ms. Rizzo:

We refer to Amendment No. 1 to registration statement on Form F-3 under File No. 333-180674 (the "Amended Registration Statement") filed by Star Bulk Carriers Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") on May 31, 2012.  By letter dated June 13, 2012 (the "Comment Letter") the staff of the Commission (the "Staff") provided the Company with its comments regarding the Amended Registration Statement.

The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Second Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Second Amended Registration Statement also includes certain updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Signatures, page 43

1.
Please revise the second half of the signature block for Star Bulk Carriers Corp. to indicate the capacity in which each person is signing and to have at least a majority of the board of directors sign the registration statement.

In response to the Staff's comment, the Company has revised the signature block for Star Bulk Carriers Corp. to indicate the capacity in which each person is signing and the entire board of directors has signed the registration statement.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2012

2.
We note your response to our prior comment 5 and reissue in part. Please revise the signature page for each co-registrant so that the registration statement is signed by at least a majority of the board of directors or persons performing similar functions for each co-registrant. Refer to the instructions for signatures on Form F-3.

In response to the Staff's comment, the Company has revised the signature page for each co-registrant so that at least a majority of the board of directors or persons performing similar functions for each co-registrant has signed.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1420, Christine Westbrook, Esq. at (212) 574-1371 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Robert E. Lustrin_ Robert E. Lustrin, Esq.

John Dana Brown
Division of Corporate Finance
Securities and Exchange Commission

Spyros Capralos
Chief Executive Officer
Star Bulk Carriers Corp.